Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax (loss) income from continuing operations	$52,645	$114,908	$32,074	$(33,410)	$(17,597)
Less - pretax income from continuing operations from consolidated VIE - RSO, including eliminations (2)	(42,796)	(76,908)	(39,337)	(10,456)	—
Less - noncontrolling interests	—	—	—	(8)	(1,549)
Less - equity in (earnings) losses of affiliates	(5,389)	(4,083)	(9,507)	(2,892)	(4,998)
Add - cash distributions received from equity investments	4,647	3,311	5,022	4,506	5,841
	9,107	37,228	(11,748)	(42,260)	(18,303)
Fixed charges	2,236	2,489	16,148	11,938	15,945
Total	$11,343	$39,717	$4,400	$(30,322)	$(2,358)

Fixed Charges:
Interest expense	$2,036	$2,289	$15,948	$11,638	$15,617
Estimated interest portion of rent expense (3)	200	200	200	300	328
Total	$2,236	$2,489	$16,148	$11,938	$15,945

Ratio of earnings to fixed charges	5.1	16.0	(1)	(1)	(1)

(1)	Earnings for 2011, 2010, and 2009 were inadequate to cover fixed charges. The coverage deficiencies for those periods were $11.7 million, $42.3 million and $18.3 million, respectively.

(2)
The Company’s financial statements have been prepared to consolidate the financial statements of Resource Capital Corp., or RSO, a consolidated variable interest entity.  However, the assets of RSO are held solely to satisfy RSO’s obligations and the creditors of RSO have no recourse to the Company.  Accordingly, the calculation of the ratio of earnings to fixed charges has been adjusted to exclude the impact of RSO for the periods presented.

(3)	Estimated to be 8% of rent expense.